File No. 813-366
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

AMENDMENT NO. 1
TO
APPLICATION FOR AN ORDER
UNDER SECTIONS 6(b) AND 6(e)
OF THE INVESTMENT COMPANY ACT OF 1940

of

BLACKROCK, INC.
and
BLACKROCK ENERGY OPPORTUNITY (EMPLOYEES) FUND, L.P.
BLACKROCK ENERGY OPPORTUNITY FUND GP, LLC
VESEY STREET EMPLOYEE FUND IV, L.P.
BLACKROCK DIVPEP IV, LLC
BLACKROCK CAPITAL MANAGEMENT, INC.
BLACKROCK INVESTMENT MANAGEMENT, LLC

(Exact name of applicant as specified in charter)

Forty East Fifty-Second Street
New York, New York 10022
(Address of principal executive offices)

Copies of all Communications and Orders to:

Howard B. Surloff, Esq. BlackRock, Inc. 40 East 52nd Street New York, New York 10022	Thomas A. DeCapo, Esq. Skadden, Arps, Meagher, Slate & Flom LLP One Beacon Street, 31st Floor Boston, Massachusetts 02108

Application pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 for an Order granting exemptions from certain provisions of the 1940 Act.

This Application (including Exhibits)
consists of 75 pages.

TABLE OF CONTENTS

PAGE

APPLICATION		1
I.	STATEMENT OF FACTS	4
	Organization of the Partnerships	4
	Purposes	5
	Eligible Employees	6
	Terms of the Partnerships	14
	Registration of the Investment Adviser Pursuant to the Investment Advisers Act of 1940, as amended (the “Advisers Act”)	21
	Investments and Operations	22
	Reports and Accounting	31
II.	REQUEST FOR ORDER	33
III.	APPLICANT’S CONDITIONS	54
IV.	CONCLUSION	58

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

AMENDMENT NO. 1

to

APPLICATION

FOR AN ORDER

of

BLACKROCK, INC.

and

BLACKROCK ENERGY OPPORTUNITY (EMPLOYEES) FUND, L.P.
BLACKROCK ENERGY OPPORTUNITY FUND GP, LLC
VESEY STREET EMPLOYEE FUND IV, L.P.
BLACKROCK DIVPEP IV, LLC
BLACKROCK CAPITAL MANAGEMENT, INC.
BLACKROCK INVESTMENT MANAGEMENT, LLC

Application pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 for an Order granting exemptions from certain provisions of the 1940 Act.

BlackRock, Inc., a Delaware corporation (“BlackRock”), BlackRock Energy Opportunity (Employees) Fund, L.P., a Delaware limited partnership (the “Energy Fund”), Vesey Street Employee Fund IV, L.P., a Delaware limited partnership (the “Vesey Street Fund” and, together with the Energy Fund, the “Existing Partnerships”), BlackRock Energy Opportunity Fund GP, LLC, a

Delaware limited liability company, as general partner to the Energy Fund (the “Energy Fund GP”), BlackRock DivPEP IV, LLC, a Delaware limited liability company, as general partner to the Vesey Street Fund (the “Vesey Street Fund GP” and, together with the Energy Fund GP, the “Existing Partnership GPs”),  BlackRock Capital Management, Inc., a Delaware Corporation, as investment manager to the Energy Fund (“Capital Management”), and BlackRock Investment Management, LLC, a Delaware limited liability company. as investment manager to the Vesey Street Fund (collectively with BlackRock, the Existing Partnerships, the Existing Partnership GPs and Capital Management, the “Applicants”), hereby request an order of the Securities and Exchange Commission (the “Commission”) pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting the Existing Partnerships as well as one or more limited partnerships, limited liability companies, corporations, business trusts or other entities organized under the laws of the State of Delaware or any other U.S. or non-U.S. jurisdiction which will in the future be, organized for the benefit of any Eligible Employee and/or Qualified Participant as described in this Application (each such entity, a “Future Partnership” and together with the Existing Partnerships, the “Partnerships”) from all provisions of the 1940 Act and the rules and regulations thereunder, except sections 9, 17, 30, 36 through 53, and the rules and regulations thereunder (“Rules and Regulations”). With respect to sections 17(a), (d), (e), (f), (g), and (j) and 30(a), (b), (e), and (h) of the 1940 Act and the Rules and Regulations thereunder, and rule 38a-l under the 1940 Act, Applicants request a limited exemption as set forth in this application.  Such order, if granted, shall be referred to herein as the “Order.”
No form having been prescribed by the Commission for the Order requested herein, the Applicants proceed under Rule 0-2 of the rules and regulations under the 1940 Act.
The Partnerships have been or will be established primarily for the benefit of key employees of BlackRock or of any affiliate  (an “Affiliate”) within the meaning of Rule 12b-2 under the Securities Exchange Act of 1934 (the “1934 Act”) of BlackRock (all such Affiliates being subsidiaries of BlackRock, and together with BlackRock being hereinafter referred to as the “BlackRock Group”) as part of a program designed to create capital building opportunities that are competitive with those at other financial services firms and to facilitate the BlackRock Group’s recruitment of high caliber professionals.
All partners or members of, or other investors in (the “Partners”), the Partnerships other than the applicable general partner (the “Limited Partners” or “Participants”) will be informed that (i) interests in the Partnerships will be sold in transactions exempt under Section 4(2) of the Securities Act of 1933, as amended (the “1933 Act”), or Regulation D promulgated thereunder (“Regulation D”) and thus offered without registration under, and without the protections afforded by the 1933 Act, and (ii) the Partnerships will be exempt from most provisions of the 1940 Act and from the protections afforded thereby.

The Applicants believe that, in view of the facts described below and the conditions contained in this Application, concerns of abuse of investors and overreaching, which the 1940 Act was designed to prevent, will not be present.

I.	STATEMENT OF FACTS

A statement of the facts relied upon as the basis for the action of the Commission herein requested is as follows:
Organization of the Partnerships
The BlackRock Group provides investment management, risk management and advisory services to institutional and retail clients around the world. The BlackRock Group manages assets on behalf of institutions and individuals through a variety of equity, fixed income, cash management, alternative investment and other products.
The BlackRock Group will control the Partnerships within the meaning of Section 2(a)(9) of the 1940 Act.  The General Partner of each Partnership is or will be an Affiliate of BlackRock.  Each of the Partnerships is or will be a limited partnership, limited liability company, corporation, business trust or other entity organized under the laws of the State of Delaware or any other U.S. or non-U.S. jurisdiction.  Certain Partnerships may be organized under the laws of a non-U.S. jurisdiction to address any tax, legal and regulatory considerations applicable to the BlackRock Group’s non-U.S. employees or the nature of the investment program.  The term “General Partner” shall hereinafter refer to any Affiliate of BlackRock which acts as the general partner, manager or the equivalent of a Partnership.

The BlackRock Group, the General Partners, the Investment Advisers (as defined below), and any other person acting for or on behalf of the Partnerships shall act with reasonableness and good faith and in accordance with any fiduciary duties owed to the Partnership and the Limited Partners.

Existing Partnerships

The Energy Fund was formed on April 9, 2007 as a limited partnership organized under the laws of the State of Delaware.  The Energy Fund GP acts as general partner to the Energy Fund.  The Energy Fund invests concurrently with BlackRock Energy Opportunity Master Fund, L.P. which seeks to achieve long term capital appreciation through various types of non-control investments in companies primarily engaged in the energy and natural resource industries.
The Vesey Street Fund was formed on November 3, 2008 as a limited partnership organized under the laws of the State of Delaware.  The Vesey Street Fund GP acts as General Partner to the Vesey Street Fund.  The Vesey Street Fund invests concurrently with Vesey Street Fund IV, L.P. and other associated BlackRock Group entities to give investors globally diversified exposure to the private equity asset class.

Purposes

BlackRock has formed and intends to continue to form Partnerships to enable Eligible Employees of the BlackRock Group and their Qualified Participants (in each case, as defined below) to pool their investment resources and to receive the benefit of certain investment opportunities that come to the attention of the BlackRock Group without the necessity of having each investor identify such opportunities and analyze their investment merit.  In addition, the pooling of resources should allow the investors diversification of investments and participation in investments which usually would not be offered to them as individual investors.  The Partnerships are and will each be an “employees’ securities company” as defined in Section 2(a)(13) of the 1940 Act and described in this application.

Eligible Employees

An “Eligible Employee” is either (a) an individual who (i) is a current or former employee, officer, director or Consultant of any member of the BlackRock Group and (ii) except for a maximum of 35 employees described in this Application and the Managing Employees (as defined below), meets the standards of an “accredited investor” under Rule 501(a) of Regulation D or (b) an entity that (i) is a current or former Consultant of the BlackRock Group and (ii) meets the standards of an “accredited investor” under Rule 501(a) of Regulation D.
Limited Partner interests, membership interests or similar ownership interests in the Partnerships (“Interests”) will be offered without registration in transactions under a claim of exemption pursuant to Section 4(2) of the 1933 Act or Regulation D thereunder and will be sold only (i) to Eligible Employees,1 (ii) at the request of Eligible Employees and in the discretion of the General Partner, to Qualified Participants of such Eligible Employees and (iii) to BlackRock Group entities. Prior to offering Interests to an Eligible Employee or Qualified Participant, the General Partner must reasonably believe that each Eligible Employee that is required to make an investment decision with respect to whether

1  If the Applicants implement a Pretax Plan (as defined below), participation rights in such Pretax Plan will only be offered to Eligible Employees who are current employees or Consultants, as defined below, of the BlackRock Group.

or not to participate, or to request that a related Qualified Participant be permitted to participate, in a Partnership will be a sophisticated investor capable of understanding and evaluating the risks of participating in such Partnership without the benefit of regulatory safeguards.  The General Partner may impose more restrictive suitability standards in its discretion.
Participation in a Partnership will be voluntary on the part of the Eligible Employee.  It is possible that Eligible Employees may be offered the opportunity to participate in Partnerships through deferred or bonus compensation programs pursuant to which they will be granted awards of (i) Interests in a partnership or (ii) interests in a benefit or bonus plan that will have economic interests substantially similar to those which would be achieved by direct investments in a Partnership of the deferred or bonus amounts.
It is possible that a BlackRock Group entity may purchase Interests in a Partnership which it may award to Eligible Employees as bonus or similar compensation.  Interests so acquired by the BlackRock Group entity will be acquired from the Partnership at the same time and at the same price as Interests purchased by the Limited Partners and will be voted in proportion to the votes of the other Limited Partners.  The BlackRock Group entity may award these Interests at any time during the life of the Partnership to Eligible Employees as bonus or similar compensation.  Such awards may be subject to vesting arrangements that will provide that such Interests are initially unvested or partially vested and will vest over time at specified percentages and specified intervals, or upon the achievement of predetermined performance goals, or pursuant to a vesting arrangement to be determined by the BlackRock Group entity and disclosed to the Eligible Employee at the time of the award.  The bonus award of these Interests by the BlackRock Group entity will have no dilutive effect upon the interests of already existing Limited Partners because the Interests will have already been issued and sold at the closing of the Partnership or purchased for not less than their Net Asset Value.
It is possible that the Applicants may also implement a deferred or bonus compensation program through, among other things, a pretax plan arrangement that it wishes to treat as an employees’ securities company (“Pretax Plan”).  If the Applicants implement the structure through a Pretax Plan, no investment vehicle will be formed with respect to such Pretax Plan.  Pursuant to a Pretax Plan, one or more members of the BlackRock Group will enter into arrangements with certain Eligible Employees of the BlackRock Group which will generally provide that    (i) an Eligible Employee will defer a portion of his or her compensation payable by the BlackRock Group, (ii) such deferred compensation will be treated as having been notionally invested in investments designated for these purposes pursuant to the specific compensation plan and (iii) an Eligible Employee will be entitled to receive cash, securities or other property at the times and in the amounts set forth in the specific compensation plan, where the aggregate amount received by such Eligible Employee would be based upon the investment performance of the investments designated for these purposes pursuant to such compensation plan.  Because a Pretax Plan will be voluntary and contributory on the part of the Eligible Employees, it could be deemed in some circumstances to be an investment company for purposes of the 1940 Act even in the absence of the organization of an actual entity.  The BlackRock Group expects to offer, through Pretax Plans, economic benefits comparable to what would have been offered in an arrangement where an investment vehicle is formed, and the Applicants request that the Order sought herein be made applicable to such Pretax Plan on the terms and conditions made applicable to a Partnership.  For purposes of this Application, a Partnership will be deemed to be formed with respect to each Pretax Plan and each reference to “Partnership”, “capital contribution”, “General Partner”, “Limited Partner”, “loans” and “Interest” in this Application will be deemed to refer to the Pretax Plan, the notional capital contribution to the Pretax Plan, the BlackRock Group, a participant of the Pretax Plan, notional loans and participation rights in the Pretax Plan, respectively.
In order to qualify as an “Eligible Employee,” an individual must (i) be a current or former employee, officer, director or Consultant (as defined below) of the BlackRock Group and (ii) except for certain individuals who manage the day-to-day affairs of the Partnership in question (“Managing Employees”)2 and a limited number of other employees of the BlackRock Group,3 meet the standards

2  A Managing Employee may invest in a Partnership if he or she meets the definition of “knowledgeable employee” in Rule 3c-5(a)(4) under the 1940 Act as if such Partnership were a “Covered Company” within the meaning of the Rule.

3  With respect to any Partnership, up to 35 employees (including those described in footnote 2 above, except to the extent that a Managing Employee meets the requirements of Rule 501(a)(4) under the 1933 Act) may be permitted to invest his or her own funds in the Partnership if, at the time of the employee’s investment in a Partnership, he or she (a) has a graduate degree in business, law or accounting, (b) has a minimum of five years of consulting, investment banking or similar business experience, and (c) has had reportable income from all sources of at least $100,000 in each of the two most recent years and a reasonable expectation of income from all sources of at least $140,000 in each year in which such person will be committed to make investments in a Partnership. In addition, such an employee will not be permitted to invest in any year more than 10% of his or her income from all sources for the immediately preceding year in the aggregate in such Partnership and in all other Partnerships in which he or she has previously invested.

of an “accredited investor” under Rule 501(a) of Regulation D, or (b) an entity must (i) be a current or former Consultant of the BlackRock Group and (ii) meet the standards of an “accredited investor” under Rule 501(a) of Regulation D.
In the discretion of the General Partner and at the request of an Eligible Employee, Interests may be assigned by such Eligible Employee, or sold directly by the Partnership, to a Qualified Participant of an Eligible Employee.  In order to qualify as a “Qualified Participant,” an individual or entity must (i) be an Eligible Family Member or Qualified Investment Vehicle (in each case as defined below) and (ii) if purchasing an Interest from a Partnership, come within one of the categories of an “accredited investor” under Rule 501(a) of Regulation D.  An “Eligible Family Member” is a spouse, parent, child, spouse of child, brother, sister or grandchild of an Eligible Employee or Qualified Participant, including step and adoptive relationships.  A “Qualified Investment Vehicle” is (i) a trust of which the trustee, grantor and/or beneficiary is an Eligible Employee, (ii) a partnership, corporation or other entity controlled by an Eligible Employee, or (iii) a trust or other entity established solely for the benefit of an Eligible Employee and/or one or more Eligible Family Members of an Eligible Employee.
The inclusion of partnerships, corporations or other entities that are controlled by Eligible Employees who are individuals in the definition of Qualified Investment Vehicle is intended to enable these individuals to make investments in the Partnerships through personal investment vehicles over which they exercise investment discretion or vehicles the management or affairs of which they otherwise control.  These individuals often form these types of investment vehicles for the purpose of implementing their personal and family investment and estate planning objectives.  Depending upon the purpose the investment vehicle was intended to serve, the individual and/or the individual’s family members may have a significant economic interest as well in the investment vehicle, but in any event the individual will exercise control over the entity through ownership of voting securities or otherwise.  Accordingly, there is a close nexus between the BlackRock Group and the investment vehicle through the individual who controls the vehicle.
As a result of the requirements described above, Interests in each Partnership will be held by persons and entities with a close nexus to the BlackRock Group through employment  (or other ongoing relationship in the case of Consultants (as described below)) and/or family ties.  However, the status of an individual or entity as a Qualified Participant will not be affected by the termination of employment or other relationship of the relevant Eligible Employee, except under the circumstances described below under “Terms of the Partnerships.”  Notwithstanding the foregoing or anything contrary in this Application, the General Partner or another member of the BlackRock Group will have the absolute right to purchase any Interest for its fair value if the General Partner determines in good faith that any Partner’s continued ownership of such Interest in a Partnership jeopardizes such Partnership’s status as an “employees’ securities company” under the 1940 Act and as contemplated by this Application.

In addition, in order to further ensure that the close nexus between the Partners of a Partnership and the BlackRock Group is maintained, the terms of each Partnership Agreement for a Partnership will provide that any Eligible Family Member participating in such Partnership (either through direct beneficial ownership of an Interest or as an indirect beneficial owner through a Qualified Investment Vehicle) cannot, in any event, be more than three generations removed from an Eligible Employee.  If a person more than three generations removed (e.g., a great-great-grandchild) becomes the beneficial owner of an Interest, the Partnership will be required to repurchase the Interest from such person at fair value or otherwise cause such Interest to be transferred by such person for fair value.
It is anticipated that, at the sole discretion of the General Partner, consultants or business or legal advisors of the BlackRock Group may be offered the opportunity to participate in the Partnerships.  The BlackRock Group believes that persons or entities whom the BlackRock Group has engaged on retainer to provide services and professional expertise on an ongoing basis as regular consultants or business or legal advisors to the BlackRock Group (“Consultants”) share a community of interest with the BlackRock Group and the BlackRock Group’s employees.  In order to participate in the Partnerships, Consultants will be required to be sophisticated investors who qualify as “accredited investors” under Rule 501(a) of Regulation D or be Qualified Participants of Consultants.  If a Consultant is an entity (such as, for example, a law firm or consulting firm), and the Consultant proposes to invest in the Partnership through a partnership, corporation or other entity that is controlled by the Consultant, the individual participants in such partnership, corporation or other entity will be limited to senior level employees, members or partners of the Consultant who are responsible for the activities of the Consultant or the activities of the Consultant in relation to the BlackRock Group and will be required to qualify as “accredited investors” under Rule 501(a) of Regulation D.  In addition, such entities will be limited to businesses controlled by individuals who have levels of expertise and sophistication in the area of investments in securities that are comparable to other Eligible Employees who are employees, officers or directors of the BlackRock Group and who have an interest in maintaining an ongoing relationship with the BlackRock Group.  Most importantly, the individuals participating through such entities will belong to that class of persons who will have access to the directors and officers of the General Partner and its Affiliates and/or the officers of the BlackRock Group responsible for making investments for the Partnerships similar to the access afforded other Eligible Employees who are employees, officers or directors of the BlackRock Group.  Accordingly, there is a close nexus between the BlackRock Group and such entities.
Interests in each Partnership will be non-transferable except with the prior written consent of the General Partner, and, in any event, no person or entity will be admitted into the Partnership as a Partner unless such person is (i) an Eligible

Employee,4  (ii) a Qualified Participant of an Eligible Employee or (iii) a BlackRock Group entity.  Consequently, the limitations on the transferability of Interests in the Partnership assures that the community of interest among the Partners will continue through the life of the Partnership.
Accordingly, given the nexuses among the Eligible Employees, their family members and the BlackRock Group and the mechanisms that will be in place to ensure that only those persons with a close affiliation with the BlackRock Group become and remain Limited Partners in a Partnership, the Applicants believe that the limitations on the class of persons who may subscribe for, acquire or hold Interests in a Partnership enables such Partnership to qualify as an “employees’ securities company” under Section 2(a)(13) of the 1940 Act.
Terms of the Partnerships

The BlackRock Group has organized, and will in the future organize, various investment programs for the benefit of its Eligible Employees.5  These programs may be structured as different Partnerships, or as separate plans within the same Partnership, and the terms of these programs are likely to differ from one another.  By way of example, but not limitation, the different attributes of different Partnerships or separate plans within a Partnership may include: (i) the requirement that the purchase price for an Interest be payable in full upon

4 If the Applicants implement a proposed investment program through a Pretax Plan, an Eligible Employee’s participation rights in such Pretax Plan may not be transferred (other than to a Qualified Participant in the event of the Eligible Employee’s death).

5  A proposed investment program may be offered only to certain Eligible Employees, and if the Applicants implement such proposed investment program through a Pretax Plan, such investment program will be offered only to Eligible Employees who are current employees or Consultants of the BlackRock Group.

subscription or in installments as determined by the General Partner; (ii) the opportunity for Eligible Employees to acquire Interests pursuant to the arranging of recourse and non-recourse loans having terms as determined by the General Partner;   (iii)  the manner by which each Partnership or separate plan permits capital contributions to be payable, including, for example, payment through capital calls; (iv) the provision that General Partner may defer all or a portion of a scheduled installment payment on prior written notice to the Limited Partners; (v) the requirement of payment of all or any part of a deferred payment upon prior written notice of the General Partner; (vi)  the provision that the General Partner may determine that all or a portion of the amounts deferred will not be needed to fund Partnership investments or other expenses or obligations of the Partnership; (vii) the provision that if the foregoing determination in clause (vi) is made, the General Partner may elect to cancel irrevocably the outstanding obligation of Limited Partners to pay all or a portion of the amounts deferred, and/or (viii) the issuance of Interests in a Partnership in one or more classes or series, each class or series of which may correspond to particular Partnership investments.  However, Interests in these Partnerships will be sold without a sales load and these programs will be operated in a similar fashion in certain key respects, as described below.
Although the terms of a Partnership will be determined by the BlackRock Group in its discretion, such terms will be fully disclosed to each Eligible Employee at the time such Eligible Employee and, if a Qualified Participant of such Eligible Employee is required to make an investment decision with respect to whether or not to participate in a Partnership, to such Qualified Participant, at the time the Eligible Employee is invited to participate in the Partnership, and upon the request of any Eligible Employee or Qualified Participant.  Among other things, each Eligible Employee and, if a Qualified Participant of such Eligible Employee is required to make an investment decision with respect to whether or not to participate in a Partnership, such Qualified Participant will be furnished with a copy of the partnership agreement or other organizational document (the “Partnership Agreement”) for the relevant Partnership or a description of the terms of the relevant Partnership,6 which will set forth, at a minimum, the following terms of the proposed investment program, if applicable:
(i)           whether the BlackRock Group may make a co-investment in the same portfolio securities as the Partnership, and the terms generally applicable to the Partnership’s investment as compared to those of the BlackRock Group’s investment;
(ii)           the maximum amount of capital contributions that a Participant will be required to make to the Partnership during the term of the relevant investment program, or the manner in which such amount will be determined, and the manner in which the capital contributions will be applied towards investments made, and expenses incurred, by the Partnership;

6  If the Applicants implement a proposed investment program through a Pretax Plan, Eligible Employees participating in such Pretax Plan will be furnished with a copy of the Pretax Plan, which will set forth at a minimum the same applicable terms of the proposed investment program as those that would have been set forth in a Partnership Agreement if a Partnership entity were to be formed, with such changes as are appropriate to reflect the fact that an entity is not formed in order to implement the Pretax Plan.

(iii)           whether the General Partner or a BlackRock Group entity will make any loans to a Participant to purchase the Interest in the Partnership and, if so, the terms of such loans;
(iv)           whether the General Partner, the BlackRock Group or any employees of the General Partner or the BlackRock Group will be entitled to receive any compensation from the Partnership, or a performance-based fee or allocation (such as a “carried interest”)7 based on the gains and losses of the investment program or of the Partnership’s investment portfolio, and, if so, the terms of such compensation or performance-based fee;
(v)           whether the General Partner or a BlackRock Group entity will acquire a senior or preferred limited partner interest or other senior equity interest in the Partnership or will make any capital contributions or loans to the Partnership and, if so, the terms applicable to the General Partner’s or the BlackRock Group entity’s investment in the Partnership or its extension of credit to the Partnership, provided that the applicable rate, if any, charged to the Partnership by the General Partner or a BlackRock

7  A “carried interest” is an allocation to the General Partner, a Limited Partner or the Investment Adviser to a Partnership based on net gains in addition to the amount allocable to the General Partner, Limited Partner or Investment Adviser that is in proportion to its capital contributions. If the General Partner, Limited Partner or Investment Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the carried interest payable to it by the Partnership will comply with Rule 205-3 under the Advisers Act.  If the General Partner, Limited Partner or Investment Adviser is not registered under the Advisers Act any allocation of carried interest will comply with Section 205(b)(3) of the Advisers Act (with the Company treated as though it were a business development company solely for the purpose of that section). In addition, a Partnership may invest in Third Party Funds and other investment vehicles that themselves are charged a performance-based fee meeting the requirements of Rule 205-3 under the Advisers Act.  Participants in such Partnerships will receive disclosure of the consequences and costs associated with such arrangements.

Group entity in connection with any extension of credit to the Partnership will be no less favorable than the rate obtainable in an arm’s-length transaction; any indebtedness of the Partnership will be the debt of the Partnership and without recourse to the Limited Partners, other than indebtedness incurred specifically on behalf of a Limited Partner where the Limited Partner has agreed to guarantee the loan or to act as co-obligor on the loan,; a Partnership will not borrow from any person if the borrowing would cause any person not an Eligible Employee or Qualified Participant to own securities of the Partnership (other than short-term paper). 8
(vi)           the consequences to a Participant who defaults on such Participant’s obligation to fund required capital contributions to the Partnership (including whether such defaulting person’s Interest in existing and future investments will be affected and, if so, the nature of such effects), provided that the General Partner will not require the forfeiture by the defaulting person of a portion of such person’s capital account if the General Partner determines that the defaulting person is suffering from, or will suffer, severe hardship as a result of such forfeiture;
(vii)           whether any vesting provisions will apply to a Participant’s Interest in the Partnership and, if so, the terms of such vesting provisions;
(viii)           whether a Participant’s Interests are subject to forfeiture upon termination of the relationship of the Participant to the BlackRock

8 A Partnership will not loan funds to the BlackRock Group.

Group or the employment by the Participant by an competitor to the BlackRock Group or otherwise and, if such forfeiture provisions exist, the terms of the repurchase or cancellation of the Participant’s Interests; and
(ix)           the term and dissolution of the Partnership (including that the Partnership may be dissolved prior to the expiration of its term upon the occurrence of specified events).
Participants will also be provided an offering memorandum or similar disclosure document.  The offering documents will disclose such items as risk, leverage, and the manner of allocating profits and losses and distributions. Events that would trigger the dissolution of a Partnership and what would happen to a Partnership’s assets under dissolution will also be disclosed.
In an investment program that provides for vesting provisions, some or all of an Eligible Employee’s (including a Consultant’s) Interest at the commencement of the program will be treated as being “unvested,” and “vesting” will occur upon certain circumstances, including but not limited to (i) through the passage of a specified period of time (for example, an Interest might vest over a three year period, 1/3 for each year), (ii) upon the occurrence of a specified event (for example, a change of control of a certain entity within the BlackRock Group), or (iii) the making of periodic capital contributions to the Partnership (for example, a Participant with a $10,000 commitment may be considered to be 50% vested as a result of having made $5,000 in capital contributions to the Partnership).  To the extent an Eligible Employee’s Interest is or becomes “vested,” the termination of such Eligible Employee’s employment will not affect the Eligible Employee’s rights with respect to the vested portion of the Interest, unless certain “for cause” specified events described in the following paragraph occur.  The portion of an Eligible Employee’s Interest that is “unvested” at the time of termination of such Eligible Employee’s employment may be subject, pursuant to the terms of the investment program, to repurchase by another Eligible Employee, Qualified Participant or entity within the BlackRock Group or cancellation by the General Partner or the BlackRock Group, as described in the applicable offering documents.  In any event, the consequences of the vesting and forfeiture provisions will not be more onerous than those set forth below.
Unless (x) an Eligible Employee’s relationship with the BlackRock Group is terminated for cause (as defined by the BlackRock Group from time to time pursuant to its internal policies and/or Employee Stock Purchase Plan relating to the termination of employment of BlackRock Group employees generally or, if applicable, the Eligible Employee’s employment agreement) or (y) an Eligible Employee becomes employed by, or a partner in, consultant to or otherwise joins any firm that the General Partner determines, in its reasonable discretion, to be competitive with any business of the BlackRock Group, his or her vested Interest in the Partnership will not be affected in any manner.  However, if the events described in clauses (x) or (y) above occur, the General Partner may deem the Eligible Employee’s entire Interest to be unvested and subject to repurchase or cancellation, as described below.  In addition, if an Eligible Employee voluntarilyresigns his or her employment with the BlackRock Group, any unvested Interest will similarly be subject to repurchase or cancellation, as described below.

In an investment program that does not provide for vesting provisions, an Eligible Employee’s entire Interest may be subject to repurchase or cancellation by the Partnership or the General Partner, as described below, upon termination of such Eligible Employee’s employment.
Upon any repurchase or cancellation of a former Eligible Employee’s Interest, the Eligible Employee will at a minimum be paid the lesser of (i) the amount actually paid by the Eligible Employee to acquire the Interest (plus interest, as reasonably determined by the General Partner) less any amounts returned to the Eligible Employee as distributions, and (ii) the fair value, determined at the time of repurchase in good faith by the General Partner, of such Interest.  If the terminated Limited Partner financed any part of his or her acquisition of an Interest or capital commitment thereunder by borrowing from a BlackRock Group entity, upon such repurchase or cancellation the entire amount of the loan may come due.
The terms described above as to the vesting and forfeiture of Interests will apply equally to any Qualified Participant of an Eligible Employee under the circumstances where such Eligible Employee has triggered such provisions.

Registration of the Investment Adviser Pursuant
to the Investment Advisers Act of 1940, as amended (the “Advisers Act”)

The BlackRock Group entity acting as the investment adviser to a Partnership, including, if applicable, the General Partner, (the “Investment Adviser”) will be registered as an investment adviser under the Advisers Act, if required under applicable law.  The determination as to whether a General Partner or Investment Adviser is required to register under the Advisers Act will be made by the BlackRock Group; no relief in respect of such determination is requested herein.
Investments and Operations

Each of the Partnerships will operate as a diversified or non-diversified, closed-end investment company of the management type within the meaning of the 1940 Act.  The investment objective and techniques of each Partnership may vary from Partnership to Partnership, and will be set forth in the offering documents relating to the applicable Partnership.9  A Partnership may seek capital appreciation through speculative and high-risk investments primarily in U.S. and non-U.S. securities (including debt and equity partnership interests) or other assets associated with leveraged buyouts, venture capital investments, private placements (including private investments in public equities (i.e. “PIPES”)), bankrupt entities, bridge loans, real estate and other similar situations.  Potential investments for the Partnerships also include, without limitation, real estate, commodity futures, derivatives and other financial assets or products.  Investments may be made on a side-by-side basis with BlackRock Group entities or investments may be made indirectly through pooled investment vehicles (including private funds relying on Sections 3(c)(1) and 3(c)(7) under the 1940

9  If the Applicants implement a proposed investment program through a Pretax Plan, the investments that will be designated for purposes of such investment program are expected to be primarily equity and equity-related investments.  Other types of investments may be designated if first approved by senior management of BlackRock.

Act and funds relying on Section 3(c)(5) under the 1940 Act)10 and registered investment companies sponsored by the BlackRock Group or by third parties.11
Pending investment of capital contributions, reinvestment of proceeds of investments and distribution of proceeds to Participants, a Partnership’s funds may be invested in high quality, short-term investments (including in open-end or closed-end funds managed or serviced by the BlackRock Group).  All investments by a Partnership are referred to herein collectively as “Portfolio Investments.”
The General Partner will manage, operate and control each of the Partnerships.  However, the General Partner will be authorized to delegate investment management responsibility with respect to the acquisition, management and disposition of Portfolio Investments only to (i) a BlackRock Group entity or to a committee of BlackRock Group employees or (ii) unaffiliated, third party investment managers in connection with Third Party Sponsored Programs (as described below) that result in or require such a delegation, provided that the ultimate responsibility for a Partnership’s investments will remain with the General Partner, subject to termination restrictions described below.  As described above, any BlackRock Group entity that is delegated the responsibility of making investment decisions for the Partnership will be registered as an investment adviser under the Advisers Act (or reflected in the

10 Applicants are not requesting any exemption from any provision of the 1940 Act or any rule thereunder that may govern an Investment Fund’s eligibility to invest in an Investment relying on sections 3(c)(1) or 3(c)(7) of the 1940 Act or the Investment’s status under the 1940 Act.

11  In addition, one Partnership may also invest in another Partnership in a “master-feeder” or similar structure.  For example, a Partnership established under non-U.S. law may be organized primarily for non-U.S. Eligible Employees that would invest in a Partnership established under U.S. law primarily with U.S. resident Eligible Employees in order to more efficiently address U.S. or non-U.S. tax issues.

Form ADV of an applicable BlackRock Group entity) if required under applicable law.  In addition, the General Partner or another member of the BlackRock Group may, in the case of certain investment programs, contribute substantial funds to the Partnerships, in addition to the capital contributions of the Partnerships’ Limited Partners, for Portfolio Investments.
Whenever the BlackRock Group, the Investment Adviser, the General Partners or any other person acting for or on behalf of the Partnerships is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such person’s discretion, then such person shall exercise such discretion in accordance with reasonableness and good faith and any fiduciary duties owed to the Partnership and the Limited Partners.
The General Partner will provide Partners of the Partnerships access to information concerning their Partnership’s operations and results as described below under “Reports and Accounting.” A Partnership may directly engage, or the General Partner may delegate to, and pay another member of the BlackRock Group and/or unaffiliated third parties to provide administrative, bookkeeping, financial statement and tax accounting and other services.
It is possible that an investment program may be structured in which a Partnership will co-invest in a portfolio company (or a pooled investment vehicle) with the BlackRock Group or with an investment fund or separate account, organized primarily for the benefit of investors that are not affiliated with the

BlackRock Group (“Third Party Investors”)12 and over which a BlackRock Group entity exercises investment discretion or which is sponsored by a BlackRock Group entity or in which a member of the BlackRock Group has invested (a “Third Party Fund”).  Co-investments with a Third Party Fund or with a BlackRock Group entity in a transaction in which the BlackRock Group’s investment was made pursuant to a contractual obligation to a Third Party Fund will not be subject to condition 3 below (the ‘1940 Act Co-Investment Restrictions’).  All other side-by-side investments held by BlackRock Group entities will be subject to the restrictions contained in Condition 3 in Section III below.
The Applicants believe that the interests of the Eligible Employees participating in a Partnership will be adequately protected even in situations where 1940 Act Co-Investment Restrictions do not apply.  In structuring a Third Party Fund, unaffiliated investors of such fund often require, or seek to confirm, that the BlackRock Group invests proprietary capital in such Third Party Funds, or in such Third Party Funds’ investments and that such BlackRock Group investments be subject to substantially the same terms as those applicable to the Third Party Fund’s investments.  Unaffiliated investors in Third Party Funds are interested in having the BlackRock Group invest proprietary capital in such Third Party Funds, or in such Third Party Funds’ investments, in order to have additional assurances that the interests of the BlackRock Group are meaningfully

12  These Third Party Investors include U.S. and non-U.S. institutional investors such as public and private pension funds, foundations, endowments, and corporations, and high net worth individuals resident in and outside of the United States.

aligned with those of the unaffiliated investors of such Third Party Fund.  It is important to the BlackRock Group that the interests of the Third Party Fund take priority over the interests of the Partnerships, and that the activities of the Third Party Fund not be burdened or otherwise affected by activities of the Partnerships.  If the 1940 Act Co-Investment Restrictions were to apply to the BlackRock Group’s proprietary investment in Third Party Funds that were investments alongside a Partnership or in which a Partnership invests, the effect of such requirement would be to burden the Third Party Fund with the requirements of the 1940 Act Co-Investment Restrictions.  In addition, the relationship of a Partnership to a Third Party Fund, in the context of this Application, is fundamentally different from such Partnership’s relationship to the BlackRock Group.  The focus of, and the rationale for, the protections contained in this Application are to protect the Partnerships from any overreaching by the BlackRock Group in the employer/employee context, whereas the same concerns are not present with respect to the Partnerships vis-à-vis the investors of a Third Party Fund.
It is also possible that an investment program may be structured in which a Partnership will co-invest with an investment fund, pooled investment vehicle or separate account for which entities or persons that are not affiliated with the BlackRock Group are the sponsors or over which such entities or persons exercise investment discretion (a “Third Party Sponsored Program”).  Under a Third Party Sponsored Program, the Partnership will only be permitted to invest if one or more BlackRock Group entities will co-invest with the Partnership in the

Portfolio Investments making up the Third Party Sponsored Program.  The Partnership’s investment will not exceed 50% of the combined amount of the Partnership’s and the BlackRock Group entities’ investment in the Third Party Sponsored Program.  A BlackRock Group entity’s co-investment in the Third Party Sponsored Program may take the form of, among other things, an investment in a third party sponsored investment fund, pooled investment vehicle or separate account, individual portfolio company or companies or an investment in a Partnership.  The Partnership and the BlackRock Group entity will co-invest in a lock-step manner in the Third Party Sponsored Program, and the Partnership may be required to pay its share of management, performance and other fees and expense reimbursements to the sponsor of the Third Party Sponsored Program on terms that are no less favorable than those applicable to the BlackRock Group entity (taking into account differences in investment structure).  Fees and expenses may be paid by the Partnership directly to the sponsor of the Third Party Sponsored Program or to the BlackRock Group entity in reimbursement of payments made by it in respect of the Partnership’s participation in the Third Party Sponsored Program.  A Partnership may be organized to co-invest for the life of the Third Party Sponsored Program, or for only a specific period, such as one year.  A BlackRock Group entity’s co-investment in a Third Party Sponsored Program will be subject to the restrictions contained in condition 3.  The General Partner may delegate management and investment discretion to the sponsor of the Third Party Sponsored Program to the extent that the sponsor of the Third Party Sponsored Program has such discretion with respect to the co-investment by the

BlackRock Group entity.  The ultimate responsibility for the Partnership’s investments will remain with the General Partner; however, the Third Party Sponsored Program may provide for limited termination rights and therefore the General Partner may be unable to terminate a Partnership’s involvement in the Third Party Sponsored Program without breaching the investment contract or triggering contractual remedies in favor of the sponsor of the Third Party Sponsored Program.
A Partnership will not acquire any security issued by a registered investment company if immediately after such acquisition such Partnership will own more than 3% of the outstanding voting stock of the registered investment company.
Subject to the terms of the applicable Partnership Agreement, a Partnership will be permitted to enter into transactions involving (i) a BlackRock Group entity, (ii) a portfolio company, (iii) any Partner or person or entity affiliated with a Partner, (iv) a Third Party Fund, or (v) any person or entity who is not affiliated with the BlackRock Group and is a partner or other investor in a Third Party Fund or a Third Party Sponsored Program (a “Third Party Investor”).  Such transactions may include, without limitation, the purchase or sale by the Partnership of an investment, or an interest therein, from or to any BlackRock Group entity or Third Party Fund, acting as principal.  With regard to such transactions, the General Partner must determine prior to entering into such transaction that the terms thereof are fair to the Partners participating in the relevant investment program and the Partnership.

A BlackRock Group entity (including the General Partner), acting as an agent or broker, may receive placement fees, advisory fees, brokerage fees or other compensation from a Partnership or a portfolio company in connection with the purchase or sale by the Partnership of securities; provided that such placement fees, advisory fees, brokerage fees or other compensation can be deemed to be “usual and customary” in the manner described below.13  For purposes of this Application, the BlackRock Group entity will be permitted to charge such fees or otherwise receive such compensation in a transaction, and such fees or other compensation will be deemed to be “usual and customary,” only if (i) the Partnership is purchasing or selling securities alongside other unaffiliated third parties, Third Party Funds or Third Party Investors who are also similarly purchasing or selling securities, (ii) the fees or other compensation that are being charged to the Partnership are also being charged to the unaffiliated third parties, Third Party Funds or Third Party Investors, and (iii) the amount of securities being purchased or sold by the Partnership does not exceed 50% of the total amount of securities being purchased or sold by the Partnership and the unaffiliated third parties, Third Party Funds and Third Party Investors.
A comparison of brokerage commissions or other remuneration charged by a BlackRock Group entity can readily be made to that charged by other firms for providing execution services for comparable trades of similar securities on an exchange during a comparable period of time, as required under Rule 17e-1.

13  If the Applicants implement a proposed investment program through a Pretax Plan, the Pretax Plan will not actually purchase or sell any securities.

However, such comparisons are not as feasible or readily determinable in the context of compensation for investment banking services, such as financial advisory fees and private placement fees.  Fees for investment banking services are extremely transaction specific and reflect the scope and nature of the services (and the “value added” component) furnished by the particular investment banking firm to the particular transaction.  These transaction- and firm-specific factors make it inherently difficult to establish a universe of “comparables” with the compensation earned by other firms.  The Applicants believe that the interests of the Eligible Employees participating in a Partnership will be adequately protected because the requirement described in clause (ii) above ensures that the amount of such compensation will be determined on the basis of arm’s-length negotiations.
In addition, a BlackRock Group entity (including the General Partner) may provide a full range of financial services or asset management or other services, as well as provide financing in the form of debt or equity or other financial instruments, and receive fees or other compensation and expense reimbursement in connection therewith from entities in which a Partnership makes an investment, from competitors of such entities or from other persons or entities.  Such fees or other compensation may include, without limitation, advisory fees, placement fees, organization or success fees, financing fees, management fees, performance-based fees, fees for brokerage and clearing services, and compensation in the form of carried interests entitling the BlackRock Group entity to share disproportionately in income or capital gains or similar compensation.  Employees of the BlackRock Group may serve as officers or directors of such entities pursuant to rights held by a Partnership or the BlackRock Group to designate such officers or directors, and receive officers’ and directors’ fees and expense reimbursement in connection with such services.  Any such fees or other compensation or expense reimbursement received by the BlackRock Group will generally not be shared with any Partnership.
The Partnership Agreement for and any other contractual arrangement regarding the Partnerships will not contain any provision which protects or purports to protect the BlackRock Group, the General Partner, the Investment Adviser, or any other person performing investment advisory services for or on behalf of the Partnerships against any liability to the Partnerships or the Limited Partners to which such person would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of such person’s duties, or by reason of such person’s reckless disregard of such person’s obligations and duties under such contract or organizational documents.
Reports and Accounting

Each Partnership will send its Partners annual financial statements within 120 days after the end of the fiscal year of the Partnership or as soon as practicable thereafter or, in the case of a Partnership that invests 10 percent or more of its total assets in other pooled investment vehicles, within 180 days after the end of the fiscal year of the Partnership or as soon as practicable thereafter.14

14  If the Applicants implement a proposed investment program through a Pretax Plan, the BlackRock Group will prepare an informational statement with respect to the investments deemed to be made by such Pretax Plan, including, with respect to each investment, the name of the portfolio company and the amount deemed invested by such Pretax Plan in the portfolio company. Such informational statement will have been audited. The General Partner will send each participant of such Pretax Plan a separate statement prepared based on the audited informational statement within 120 days after the end of the fiscal year of the BlackRock Group or as soon as practicable thereafter, or, in the case of a Partnership that invests 10 percent or more of its total assets in other pooled investment vehicles, within 180 days after the end of the fiscal year of the Partnership or as soon as practicable thereafter.

The financial statements of each Partnership will be audited by independent certified public accountants,15 except in the case of Partnerships formed to make a single Portfolio Investment.16  In addition, to enable Participants to determine the U.S. federal income tax consequences of their investments, as soon as practicable after the end of each tax year of a Partnership treated as a partnership for federal income tax purposes, a report will be transmitted to each Partner showing such Partner’s share of income, gains, losses, credits, deductions, and other tax items for U.S. federal income tax purposes, resulting from the Partnership’s operations during that year.
In addition, the Partnership will provide Participants with such information as may be reasonably necessary to enable each non-U.S. Participant to prepare his or her non-U.S. income tax returns, provided that the Participant has notified the General Partner of the specific information required by the

15 For purposes of this requirement, ‘audit’ shall have the meaning defined in rule 1-02(d) of Regulation S-X.

16  In such cases, audited financial statements will be prepared for either the Partnership or the entity that is the subject of the Portfolio Investment. The latter may be appropriate where the costs of preparing audited financial statements for the Partnership, which would be borne by the Partnership (and indirectly by the Limited Partners), would outweigh the benefits of providing such statements. If audited financial statements were prepared for the entity that is the subject of a Portfolio Investment, a Limited Partner would be able to understand the financial condition of the Partnership by reviewing the Partnership’s unaudited financial statements along with the audited financial statements prepared for such entity. Because the audited statements for the Partnership would necessarily rely on the audited statements prepared for such entity, the additional expenses incurred to audit the Partnership’s statements would not be expected to provide a meaningful amount of additional information regarding the Partnership’s financial condition.

jurisdiction or jurisdictions for which such Participant will be preparing income tax returns reasonably in advance of the time that such information will be required, and provided that complying with the information request does not impose an undue or disproportionate burden on the General Partner.

II.	REQUEST FOR ORDER

Section 6(b) provides that the Commission shall exempt employees’ securities companies from the provisions of the 1940 Act if and to the extent that such exemption is consistent with the protection of investors.  Section 6(e) provides that in connection with any order exempting an investment company from any provision of Section 7, certain specified provisions of the 1940 Act shall be applicable to such company, and to other persons in their transactions and relations with such company, as though such company were registered under the 1940 Act, if the Commission deems it necessary or appropriate in the public interest or for the protection of investors.  On the basis of the foregoing statement of facts, the Applicants submit that the action of the Commission herein requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act for the following reasons:
1.           each Partnership will be an “employees’ securities company” as such term is defined in Section 2(a)(13) of the 1940 Act; all persons who are senior officers and directors of the General Partner will also be directors or senior officers of the BlackRock Group, and all Limited Partners of such Partnership will be Eligible Employees and/or their Qualified Participants or a member of the BlackRock Group; each Eligible Employee will be an “accredited investor” under Rule 501(a) of Regulation D, except for a maximum of 35 employees meeting the income and other tests described above in footnotes 2 and/or 3 of this Application, and no sales load, advisory fee or compensation (other than any management fee, any carried interest and/or any other compensation provided for in the applicable Partnership Agreement) is payable directly or indirectly to the General Partner by such Partnership;
2.           with respect to each Partnership, there is substantial community of economic and other interests among the BlackRock Group, the General Partner and the Participants of such Partnership, taking into consideration the concern of the BlackRock Group with the morale of its personnel and the importance to the BlackRock Group of attracting and retaining its personnel; and there is no public group of investors to whom Interests will be offered or sold;
3.           any investment program for a Partnership will be conceived and organized by persons who may be investing, directly or indirectly, or may be eligible to invest, in such Partnership and will not be promoted to Eligible Employees by persons outside of the BlackRock Group seeking to profit from fees for investment advice or from the distribution of securities;
4.           the potentially burdensome aspects of compliance, including the requirement that an application be filed each and every time each Partnership considers a (i) co-investment with a BlackRock Group entity, or (ii) purchase or sale to or from a BlackRock Group entity; and the imposition of a burden of unnecessary expenditures both of money and time on the part of the General Partner of such Partnership and on the part of such Partnership, and to some extent on the part of the staff of the Commission, in light of the substantial protections afforded to the Participants of such Partnership with respect to such matters as independent accountants, the furnishing of reports to Participants of such Partnership, and in the conditions and other restrictions on such Partnership’s operations contained in this Application; and
5.           the fact that Eligible Employees will be professionals in the investment management  and securities businesses, or in related activities, who meet the current standard of “accredited investor” Rule 501(a) of Regulation D (except as described above) and, in the reasonable belief of the General Partner, are each equipped by experience and education to understand and evaluate the structure, management and plan of each Partnership as compared to other investment opportunities, to understand and evaluate the merits and risks of investing in such Partnership and to understand that such Partnership is being offered without registration under the 1940 Act and the 1933 Act and the protections afforded thereby.
WHEREFORE, the Applicants respectfully request that the Commission enter an Order pursuant to Sections 6(b) and 6(e) of the 1940 Act exempting the Partnerships from all the provisions of the 1940 Act and the rules and regulations under the 1940 Act, except sections 9, 17, 30, 36 through 53, and the rules and regulations thereunder (“Rules and Regulations”). With respect to sections 17(a), (d), (e), (f), (g), and (j) and 30(a), (b), (e), and (h) of the 1940 Act and the Rules and Regulations thereunder, and rule 38a-l under the 1940 Act, Applicants request a limited exemption as set forth in this application.
Section 17(a) - Section 17(a) of the 1940 Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, from knowingly selling or purchasing any security or other property to or from the investment company.  The Applicants request an exemption from Section 17(a) to the extent necessary to (a) permit a BlackRock Group entity or a Third Party Fund (or any affiliated person of such entity or Third Party Fund), acting as principal, to engage in any transaction directly or indirectly with any Partnership or any company controlled by such Partnership; (b) permit a Partnership to invest in or engage in any transaction with any BlackRock Group entity, acting as principal, (i) in which such Partnership, any company controlled by such Partnership or any BlackRock Group entity or Third Party Fund has invested or will invest, or (ii) with which such Partnership, any company controlled by such Partnership or any BlackRock Group entity or Third Party Fund is or will become otherwise affiliated; and (c) permit a Third Party Investor, acting as principal, to engage in any transaction directly or indirectly with a Partnership or any company controlled by such Partnership.  The transactions to which any Partnership is a party will be effected only after a determination by the General Partner that the requirements of Condition 1 in Section III below (pertaining to, among other matters, the restrictions of Rule

17d-1 under the 1940 Act, making a determination that the purpose of the transaction is fair and reasonable and records retention of transactions that would otherwise be permitted by Section 17 of the 1940 Act) have been satisfied.  In addition, these transactions will be effected only to the extent not prohibited by the applicable Partnership Agreement.  To the extent any of the transactions described under the request for exemption from Section 17(d) (and Rule 17d-1) would come within the purview of Section 17(a), such transactions are incorporated hereunder and an exemption from such section is also requested.
The principal reason for the requested exemption is to ensure that each Partnership will be able to invest in companies, properties, or vehicles in which any members of the BlackRock Group, its employees, officers, directors, Consultants or entities controlled or sponsored by any of them, may directly or indirectly make or have already made an investment.
The relief is also requested to permit each Partnership the flexibility to deal with its Portfolio Investments in the manner the General Partner deems most advantageous to all Participants in the Partnership, or as required by the BlackRock Group or the Partnership’s other co-investors, including, without limitation, borrowing funds from a BlackRock Group entity, restructuring its Portfolio Investments, having its Portfolio Investments redeemed, tendering such Partnership’s securities or negotiating options or implementing exit strategies with respect to its Portfolio Investments.  Without an exemption, a Partnership may be restricted in its ability to negotiate favorable terms under Section 17(a).  Indeed, without the requested relief the General Partner may be unable to achieve the best possible returns for such Partnership or to effectuate the investment program contemplated by the BlackRock Group, such Partnership and its Partners.  The requested exemption is also sought to ensure that each Partnership or any company controlled by such Partnership will have the ability to buy and sell securities in underwritten offerings and other transactions in which a BlackRock Group entity participates.
Furthermore, the requested exemption is sought to ensure that a Third Party Fund or a Third Party Investor will not directly or indirectly become subject to a burden, restriction, or other adverse effect by virtue of a Partnership’s participation in an investment opportunity.  Without this exemption, a Third Party Fund or a Third Party Investor may be restricted in its ability to engage in transactions with a Partnership’s portfolio companies, which would not have been the case had such Partnership not invested in such portfolio companies.
In addition to seeking the relief described above, the Applicants request a specific exemption from Section 17(a) so that Partnerships are permitted, (i) to invest in funds advised, sponsored or underwritten by a BlackRock Group entity, (ii) to purchase short-term instruments from, or sell such instruments to, a BlackRock Group entity or (iii) to enter into repurchase agreements with a BlackRock Group entity.  A Partnership will pay no fee (other than any customary transaction charges also applicable to unaffiliated parties in similar transactions) in connection with the purchase of short-term instruments from a BlackRock Group entity.  Any assets of a Partnership invested in a fund advised, sponsored or underwritten by a BlackRock Group entity will only be subject to those fees that are charged to unaffiliated parties investing in the fund.17
An exemption from Section 17(a) is consistent with the policy of each Partnership and the protection of investors and necessary to promote the basic purpose of such Partnership, as more fully discussed with respect to Section 17(d) below.  The Participants in each Partnership will have been fully informed of the possible extent of such Partnership’s dealings with the BlackRock Group and of the potential conflicts of interest that may exist.  As professionals employed in the investment management  and securities businesses, or in administrative, financial, accounting, legal, sales, marketing, risk management or operational activities related thereto, the Participants will be able to understand and evaluate the attendant risks.  The community of interest among the Participants in each Partnership, on the one hand, and the BlackRock Group, on the other hand, is the best insurance against any risk of abuse.
The considerations described above will protect each Partnership and limit the possibilities of conflicts of interest and abuse of the type that Section 17(a) was designed to prevent.  Consistent with the foregoing, the Applicants agree to abide by the conditions set forth in Section III of this Application with respect to the relief requested from Section 17(a).  In addition, the Applicants, on behalf of the Partnerships, represent that any transactions otherwise subject to Section 17(a)

17  The Applicants are not requesting any relief under the 1940 Act that may be necessary for the other funds to engage in the described transactions.

of the 1940 Act, for which exemptive relief has not been requested, would require approval of the Commission.
Section 17(d) and Rule 17d-1 - Section 17(d) of the 1940 Act and Rule 17d-1 thereunder prohibit any affiliated person or principal underwriter for a registered investment company, or any affiliated person of such a person or principal underwriter, acting as principal, from participating in any joint arrangement with the company unless authorized by the Commission.  The Applicants request an exemption from Section 17(d) and Rule 17d-1 to the extent necessary to permit affiliated persons of each Partnership (including without limitation the General Partner, the BlackRock Group entities and a Third Party Fund), or affiliated persons of any of these persons (including without limitation the Third Party Investors) to participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which such Partnership or a company controlled by such Partnership is a participant.  The exemption requested would permit, among other things, co-investments by each Partnership, a Third Party Fund and individual members or employees, officers, directors or Consultants of the BlackRock Group making their own individual investment decisions apart from the BlackRock Group.  To the extent any of the transactions described under the request for exemption from Section 17(a) would come within the purview of Section 17(d) (and Rule 17d-1), such transactions are incorporated hereunder and an exemption from such section and rule is also requested.

Compliance with Section 17(d) would prevent each Partnership from achieving a principal purpose, which is to provide a vehicle for Eligible Employees to co-invest with the BlackRock Group or, to the extent permitted by the terms of the Partnership, with other employees, officers, directors or Consultants of the BlackRock Group or BlackRock Group entities or with a Third Party Fund or Third Party Sponsored Program (due to the requirement described above that the BlackRock Group co-invest with the Partnership in such a Third Party Sponsored Program).  Because of the number and sophistication of the potential Participants in a Partnership and persons affiliated with such Participants, strict compliance with Section 17(d) would cause such Partnership to forego investment opportunities simply because a Participant in such Partnership or other affiliated person of such Partnership (or any affiliated person of such a person) also had, or contemplated making, a similar investment.
It is likely that suitable investments will be brought to the attention of a Partnership because of its affiliation with the BlackRock Group’s large capital resources and investment management experience.  In addition, attractive investment opportunities of the types considered by a Partnership often require each participant in the transaction to make funds available in an amount that may be substantially greater than those the Partnership would independently be able to provide.  As a result, a Partnership’s access to such opportunities may have to be through co-investment with other persons, including its affiliates.
The Applicants note that each Partnership will be organized for the benefit of Eligible Employees, as an incentive for them to remain with the BlackRock

Group and for the generation and maintenance of goodwill.  The Applicants believe that, if co-investments with the BlackRock Group are prohibited, the appeal of a Partnership for Eligible Employees would be significantly diminished.  Eligible Employees have indicated a desire to participate in such co-investment opportunities because they believe that (a) the resources of the BlackRock Group enable it to analyze investment opportunities to an extent that individual employees would have neither the time nor resources to duplicate, (b) investments made by the BlackRock Group will not be generally available to investors even of the financial status of the Eligible Employees, and (c) Eligible Employees will be able to pool their investment resources, thus achieving greater diversification of their individual investment portfolios.
Furthermore, the requested exemption is sought to ensure that a Third Party Fund, a Third Party Investor or a Third Party Sponsored Program (due to the requirement that the BlackRock Group co-invest in such a Third Party Sponsored Program) will not directly or indirectly become subject to a burden, restriction, or other adverse effect by virtue of a Partnership’s participation in an investment opportunity.  Without this exemption, a Third Party Fund, a Third Party Investor or a Third Party Sponsored Program may be restricted in its ability to engage in transactions with a Partnership’s portfolio companies, which would not have been the case had such Partnership not invested in such portfolio companies.
The flexibility to structure co-investments and joint investments in the manner described above will not involve abuses of the type Section 17(d) and

Rule 17d-1 were designed to prevent.  The concern that permitting co-investments by the BlackRock Group, on the one hand, and a Partnership on the other, might lead to less advantageous treatment of such Partnership, should be mitigated by the fact that (a) the BlackRock Group, in addition to its stake through the General Partner and its co-investment, will be acutely concerned with its relationship with the Participants in such Partnership, and (b) senior officers and directors of the BlackRock Group entities generally will be investing in such Partnership.
In summary, the requested relief under Section 17(d) of the 1940 Act is necessary in light of the purpose of each Partnership.  Given the criteria for Eligible Employees and the conditions with which the Partnerships have agreed to comply, the requested relief is appropriate in light of the purposes of the 1940 Act.
The Applicants specifically represent and concede that any General Partner in managing a Partnership is subject to Section 36 of the 1940 Act, and any General Partner will, at all times, comply with the requirements of such section of the 1940 Act.  The requirements of such section are specifically incorporated by reference in this Application.
The considerations described above will protect each Partnership and limit the possibilities of conflict of interest and abuse of the type which Section 17(d) was designed to prevent.  Consistent with the foregoing, the Partnerships agree to abide by the conditions set forth below to the relief requested from Section 17(d) and Rule 17d-1.  In addition, the Applicants, on behalf of the Partnerships, represent that any transactions otherwise subject to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, for which exemptive relief has not been requested, would require approval by the Commission.
Section 17(e) - Section 17(e) of the 1940 Act and Rule 17e-1 thereunder limit the compensation an affiliated person may receive when acting as agent or broker for a registered investment company.  The Applicants request an exemption from Section 17(e) to permit a BlackRock Group entity (including the General Partner) that acts as an agent or broker to receive placement fees, advisory fees, brokerage fees or other compensation from a Partnership in connection with the purchase or sale by the Partnership of securities, provided that the fees or other compensation can be deemed “usual and customary.”  The Applicants state that for purposes of this Application, fees or other compensation that are charged or received by a BlackRock Group entity will be deemed to be “usual and customary” only if (i) the Partnership is purchasing or selling securities alongside other unaffiliated third parties, Third Party Funds or Third Party Investors who are also similarly purchasing or selling securities, (ii) the fees or other compensation being charged to the Partnership are also being charged to the unaffiliated third parties, Third Party Funds or Third Party Investors, and (iii) the amount of securities being purchased or sold by the Partnership does not exceed 50% of the total amount of securities being purchased or sold by the Partnership and the unaffiliated third parties, Third Party Funds or Third Party Investors.
Compliance with Section 17(e) would prevent a Partnership from participating in a transaction in which the BlackRock Group, for other business reasons, does not wish to appear as if the Partnership is being treated in a more favorable manner (by being charged lower fees) than other third parties also participating in the transaction.  The concerns of overreaching and abuse that Section 17(e) and Rule 17e-1 were designed to prevent are alleviated by the conditions that ensure that (i) the fees or other compensation paid by a Partnership to a BlackRock Group entity are those negotiated at arm’s length with unaffiliated third parties and (ii) the unaffiliated third parties have as great or greater interest as the Partnership in the transaction as a whole.
Rule 17e-1 (b) under the 1940 Act requires that a majority of directors who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) take actions and make approvals regarding commissions, fees, or other remuneration. Rule 17e-1(c) under the 1940 Act requires each Partnership to comply with the fund governance standards defined in Rule 0-1(a)(7) under the 1940 Act.  The Applicants also request an exemption from Rule 17e-1(b) to the extent necessary to permit each Partnership to comply with Rule 17e-1(b) without the necessity of having a majority of the directors of the Partnership who are not “interested persons” take such actions and make such approvals as are set forth in Rule 17e-1(b).  Since all the directors of the General Partner will be affiliated persons, without the relief requested a Partnership could not comply with Rule 17e-1(b).  Specifically, each Partnership will comply with Rule 17e-1(b) by having a majority of the directors (or members of a comparable body) of the Partnership or its General Partner take such actions and make such approvals as are set forth in Rule 17e-1(b).  Each Partnership will, except for the requirements of such approvals by “not interested” persons, otherwise comply with all other requirements of Rule 17e-1(b).
Similarly, the Applicants request an exemption from Rule 17e-1(c) to the extent necessary to permit each Partnership to comply with Rule 17e-l without the necessity of having a majority of the directors of the Partnership be “disinterested persons” as is set forth in Rule 17e-1(c).  Since all the directors of the General Partner will be affiliated persons, without the relief requested a Partnership could not comply with Rule 17e-1.
Section 17(f) - Section 17(f) of the 1940 Act provides that the securities and similar investments of a registered management investment company must be placed in the custody of a bank, a member of a national securities exchange or the company itself in accordance with Commission rules.  Rule 17f-1 under the 1940 Act specifies the requirements that must be satisfied for a registered management investment company to maintain custody of its securities and similar investments with a company that is a member of a national securities exchange.  The Applicants request relief from Section 17(f) and subsections (a), (b) (to the extent such subsection refers to contractual requirements), (c) and (d) of Rule 17f-1 under the 1940 Act to the extent necessary to permit a BlackRock Group entity to act as custodian for a Partnership’s assets without a written contract and to permit ratification of that arrangement by members of the governing body of the General Partner or Investment Adviser, if applicable, of the Partnership in lieu of ratification by the governing body of the Partnership.  Because there is such a close association between each Partnership and the BlackRock Group, requiring a

detailed written contract would expose such Partnership to unnecessary burden and expense.    In addition, an exemption is requested from the terms of Rule 17f-1(b)(4) that an independent accountant periodically verify the Partnership’s assets held by the custodian, and from the terms of Rule 17f-1(c) that requires the Partnership to transmit to the Commission a copy of any contract pursuant to Rule 17f-1.  Because of the community of interest between the Partnerships and the BlackRock Group, the Applicants do not believe these requirements are warranted.  Applicants will comply with Rule 17f-1(d) provided that ratification by the General Partner or Investment Adviser, if applicable, of a Partnership will be deemed to be ratification by a majority of the governing body of the Partnership.  Except as set forth above, each Partnership will otherwise comply with all the provisions of Rule 17f-1.
Rule 17f-2 under the 1940 Act specifies the requirements that must be satisfied for a registered management investment company to act as a custodian of its own investments.  The Applicants request relief from Section 17(f) and Rule 17f-2 to permit the following exceptions from the requirements of Rule 17f-2:    (a) a Partnership’s investments may be kept in the locked files of the General Partner or the Investment Adviser for purposes of paragraph (b) of the rule; (b) for purposes of paragraph (d) of the rule, (i) employees of the BlackRock Group or its Affiliates (including the General Partner) will be deemed to be employees of the Partnerships, (ii) officers or managers of the General Partner of a Partnership will be deemed to be officers of the Partnership and (iii) the General Partner of a Partnership or its board of directors will be deemed to be the board of directors of the Partnership and (c) in place of the verification procedure under Rule 17f-2(f), verification will be effected quarterly by two employees of the General Partner.  With respect to certain Partnerships, the Applicants expect that many of their investments will be evidenced only by partnership agreements, participation agreements or similar documents, rather than by negotiable certificates that could be misappropriated.  The Applicants assert that, for such a Partnership, these instruments are most suitably kept in the files of the General Partner or its Investment Adviser, where they can be referred to as necessary.
Section 17(g)
Section 17(g) and Rule 17(g)-1 generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds.  Rule 17g-1 requires that a majority of the directors who are not “interested persons” of a registered investment company take certain actions and give certain approvals relating to the fidelity bonding.  Rule 17g-1(g) sets forth certain materials relating to the fidelity bond that must be filed with the Commission and certain notices relating to the fidelity bond that must be given to each member of the investment company’s board of directors.  Rule 17g-1(h) provides that an investment company must designate one of its officers to  make the filings and give the notices required by paragraph (g).  Rule 17g-1(j) exempts a joint insured bond provided and maintained by an investment company and one or more parties from section 17(d) of the 1940 Act and the rules thereunder.  Rule 17g-1(j)(3) requires that the board of directors of an investment company satisfy the fund governance standards defined in Rule 0-1(a)(7).

Because all the directors of the General Partner or ultimate parent with a board of directors will be affiliated persons, without the relief requested, a Partnership could not comply with Rule 17g-1. The Applicants request an exemption from Rule 17g-1 to the extent necessary to permit each Partnership to comply with Rule 17g-1 by having the General Partner of the Partnership take such actions and make such approvals as are set forth in Rule 17g-1.  Applicants also request an exemption from the requirements of Rule 17g-1(g) and (h) relating to the filing of copies of fidelity bonds and related information with the Commission and the provision of notices to the board of directors and from the requirements of Rule 17g-1(j)(3).  Applicants believe the filing requirements are burdensome and unnecessary as applied to the Partnerships.  The General Partner of the Partnership will maintain the materials otherwise required to be filed with the Commission by Rule 17g-1(g) and agree that all such material will be subject to examination by the Commission and its staff.  The General Partner of the Partnership will designate a person to maintain the records otherwise required to be filed with the Commission under Rule 17g-1(g).  Applicants also state that the notices otherwise required to be given to the board of directors will be unnecessary as the Partnerships will not have boards of directors.  Each Partnership will, except for the requirements of such approvals by “not interested” persons, otherwise comply with Rule 17g-1.
Section 17(j) - Section 17(j) and Rule 17j-1 require that every registered investment company and the investment adviser of and principal underwriter for the investment company adopt a written code of ethics approved by the board of directors of the investment company that contains provisions reasonably necessary to prevent “access persons” from violating the anti-fraud provisions of the Rule.  Under Rule 17j-1, the investment company’s access persons must report to the investment company with respect to transactions in any security in which the access person has, or by reason of the transaction acquires, any direct or indirect beneficial ownership in such security, which reports the investment company must retain in its records.  In addition, the investment company’s “investment personnel” must obtain pre-transaction clearance for certain securities transactions and the investment company’s board must consider and review an annual report certifying compliance with the Code.
The Applicants request an exemption from Section 17(j) and Rule 17j-1 (except the anti-fraud provisions of Rule 17j-l(b)) because the requirements contained therein are burdensome and unnecessary as applied to the Partnerships.  Requiring each Partnership to adopt a written code of ethics and requiring access persons to report each of their securities transactions (including the attendant record review and retention procedures) would be time consuming and expensive, and would serve little purpose in light of, among other things, the community of interest among the Participants in such Partnership by virtue of their common association in the BlackRock Group; the substantial and largely overlapping protections afforded by the conditions with which such Partnership has agreed to comply; the concern of the BlackRock Group that personnel who participate in such Partnership actually receive the benefits they expect to receive when investing in such Partnership; the fact that the investments of such Partnership will be investments that usually would not be offered to the Participants in such

Partnership, including those Participants who would be deemed access persons, as individual investors; and the existing written compliance policies and procedure that have been adopted by the BlackRock Group under the Advisers Act which, among other things, include a code of ethics and securities pre-clearance procedure, each of which will generally be applicable to members of the BlackRock Group and Eligible Employees.  Accordingly, the requested exemption is consistent with the purposes of the 1940 Act, because the dangers against which Section 17(j) and Rule 17j-1 are intended to guard are not present in the case of any Partnership.  Moreover, no exemption is requested from the general anti-fraud provisions of Rule 17j-1(b).
Sections 30(a), (b) and (e) - Sections 30(a), 30(b) and 30(e), and the rules under those sections, generally require that registered investment companies prepare and file with the Commission and mail to their shareholders certain periodic reports and financial statements.  The forms prescribed by the Commission for periodic reports have little relevance to a Partnership and would entail administrative and legal costs that outweigh any benefit to the Participants in such Partnership.  Also, due to the size and public presence of BlackRock, the public availability of such reports may lead investors to draw unwarranted inferences from the information contained in such reports.  The pertinent information contained in such filings will be furnished to the Participants in a Partnership, the only class of people truly interested in such material.  In view of the community of interest among all parties concerned with a Partnership, the fact that all investors in a Partnership generally will receive financial statements audited by independent certified public accountants and the fact that Interests in such Partnership are not available to the public, but rather a specific group of people, it would seem that the protection afforded by Sections 30(a) and (b) (i.e., public dissemination of information to insure orderly markets and equality of information among the public) is not relevant to a Partnership or its operations.  Consequently, the Applicants request relief under Sections 30(a) and (b) to the extent necessary to permit each Partnership to report annually to its Participants in the manner previously described under the section “I. Statement of Facts – Reports and Accounting.”
Exemptive relief is also requested under Section 30(e) to the extent necessary to permit each Partnership to report annually to the Participants in such Partnership in the manner referenced above.  It is expected that certain Partnerships will hold a relatively small number of privately placed investments over long periods of time.  Such investments require sophisticated and complex valuations.  In view of the foregoing, the delivery of annual audited financial statements and in light of the lack of trading or public market for Interests, it is respectfully submitted that to allow annual, rather than semi-annual, reports would be consistent with the protection of investors and the policies fairly intended by the 1940 Act.
Section 30(h) - Section 30(h) of the 1940 Act requires that every 10% shareholder, officer, director, member of an advisory board, investment adviser or affiliated person of an investment adviser of a registered closed-end investment company be subject to the same duties and liabilities as those imposed upon certain classes of persons under Section 16(a) of the 1934 Act.  The Applicants request an exemption from Section 30(h) of the 1940 Act to the extent necessary to exempt (i) the General Partner and Investment Adviser of each Partnership, directors, officers, or any affiliated persons of the General Partner and Investment Adviser, or (ii) the members of any board of managers or directors or committee of BlackRock Group employees to whom the General Partner may delegate its functions, (iii) any other persons who may be deemed to be members of an advisory board of a Partnership, and (iv) any BlackRock Group entity or other Limited Partner who may be deemed to be a beneficial owner of 10% or greater of the outstanding securities of a Partnership, from filing Forms 3, 4 and 5 under Section 16(a) of the 1934 Act with respect to their ownership of Interests in the Partnership.  The Applicants assert that, because there will be no trading market and the transfers of Interests will be severely restricted, these filings are unnecessary for the protection of investors and burdensome to those required to make them.
Rule 38a-1 - Sections 36 through 53 of the 1940 Act deal generally with, among other things, the Commission’s rulemaking, investigation and enforcement powers under the 1940 Act, and the rules and regulations thereunder. Rule 38a-1 requires investment companies to adopt, implement and periodically review written policies and procedures reasonably designed to prevent violation of the federal securities laws and to appoint a chief compliance officer. Each Partnership will comply with Rule 38a-l(a), (c) and (d), except that (i) since the Partnership does not have a board of directors, the board of directors of the General Partner will fulfill the responsibilities assigned to the Partnership’s board of directors under the Rule; (ii) since the board of directors of the General Partner or other ultimate parent with a board of directors does not have any disinterested members, approval by a majority of the disinterested board members required by Rule 38a-l will not be obtained; and (iii) because the board of directors of the General Partner or other ultimate parent with a board of directors does not have any independent members, the Partnerships will comply with the requirement in rule 38a-l(a)(4)(iv) that the chief compliance officer meet with the independent directors by having the chief compliance officer meet with the board of directors of the General Partner or other ultimate parent with a board of directors as constituted.

III.	APPLICANT’S CONDITIONS

The Applicants agree that any order granting the requested relief will be subject to the following conditions:
1.           Each proposed transaction otherwise prohibited by Section 17(a) or Section 17(d) and Rule 17d-1 to which a Partnership is a party (the “Section 17 Transactions”) will be effected only if the General Partner determines that:
(a)           the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to the Partnership and the Partners and do not involve overreaching of such Partnership or its Partners on the part of any person concerned; and
(b)           the Section 17 Transaction is consistent with the interests of the Partnership and the Partners, such Partnership’s organizational documents and such Partnership’s reports to its Partners.

In addition, the General Partner will record and preserve a description of all Section 17 Transactions, the General Partner’s findings, the information or materials upon which the General Partner’s findings are based and the basis for such findings.  All such records will be maintained for the life of the Partnership and at least six years thereafter, and will be subject to examination by the Commission and its staff.  Each Partnership will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.
2.           The General Partner will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for such Partnership, or any affiliated person of such a person, promoter or principal underwriter.
3.           The General Partner will not cause the funds of any Partnership to be invested in any investment in which a “Co-Investor” (as defined below) has acquired or proposes to acquire the same class of securities of the same issuer, where the investment involves a joint enterprise or other joint arrangement within the meaning of Rule 17d-1 in which the Partnership and a Co-Investor are participants, unless any such Co-Investor, prior to disposing of all or part of its investment, (a) gives the General Partner sufficient, but not less than one day’s, notice of its intent to dispose of its investment; and (b) refrains from disposing of its investment unless the Partnership has the opportunity to dispose of the

Partnership’s investment prior to or concurrently with, on the same terms as, and on a pro rata basis with, the Co-Investor. The term “Co-Investor” with respect to any Partnership means any person who is: (a) an “affiliated person” (as defined in section 2(a)(3) of the 1940 Act) of the Partnership (other than a Third Party Fund); (b) the BlackRock Group; (c) an officer or director of a BlackRock Group entity; (d) an entity (other than a Third Party Fund) in which the BlackRock Group acts as a general partner or has a similar capacity to control the sale or other disposition of the entity’s securities. The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by a Co-Investor: (a) to its direct or indirect wholly-owned subsidiary, to any company (a “parent”) of which the Co-Investor is a direct or indirect wholly-owned subsidiary or to a direct or indirect wholly-owned subsidiary of its parent; (b) to immediate family members of the Co-Investor, including step or adoptive relationships, of a trust or other investment vehicle established for any Co-Investor or any such family member; or (c) when the investment is comprised of securities that are (i) listed on a national securities exchange registered under section 6 of the 1934 Act; (ii) NMS stocks, pursuant to section 11A(a)(2) of the 1934 Act and rule 600(b) of Regulation NMS thereunder; (iii) government securities as defined in section 2(a)(16) of the 1940 Act; (iv) “Eligible Securities” as defined in rule 2a-7 under the 1940 Act, or (v) listed or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system for securities.
4.           Each Partnership and its General Partner will maintain and preserve, for the life of such Partnership and at least six years thereafter, such accounts, books, and other documents as constitute the record forming the basis for the audited financial statements that are to be provided to the Participants in such Partnership, and each annual report of such Partnership required to be sent to such Participants, and agree that all such records will be subject to examination by the Commission and its staff.  Each Partnership will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.
5.           The General Partner of each Partnership will send to each Participant in such Partnership who had an interest in any capital account of the Partnership, at any time during the fiscal year then ended, Partnership financial statements audited by the Partnership’s independent accountants, except in the case of a Partnership formed to make a single Portfolio Investment.  In such cases, financial statements will be unaudited, but each Participant will receive, if available, financial statements of the single Portfolio Investment audited by such entity’s independent accountants.  At the end of each fiscal year and at other times as necessary in accordance with customary practice, the General Partner will make a valuation or have a valuation made of all of the assets of the Partnership as of the fiscal year end in a manner consistent with customary practice with respect to the valuation of assets of the kind held by the Partnership.  In addition, the General Partner of such Partnership will send a report to each person who was a Participant in such Partnership at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Participant of his, her or its U.S. federal and state income tax returns and a report of the investment activities of the Partnership during that fiscal year. This report will be sent within 120 days after the end of each fiscal year of each Partnership or as soon as practicable thereafter or, in the case of a Partnership that invests 10 percent or more of its total assets in other pooled investment vehicles, within 180 days after the end of the fiscal year of the Partnership or as soon as practicable thereafter.
6.           If a Partnership makes purchases or sales from or to an entity affiliated with the Partnership by reason of an officer, director or employee of the BlackRock Group (a) serving as an officer, director, general partner or Investment Adviser of the entity, or (b) having a 5% or more investment in the entity, such individual will not participate in the Partnership’s determination of whether or not to effect the purchase or sale.

IV.	CONCLUSION

The above exemptions are being requested because they are considered necessary or relevant to the operations of the Partnership as an investment program uniquely adapted to the needs of employees of the BlackRock Group.  The exemptions requested are necessary to create an attractive investment program for Eligible Employees and to enable the investment activities of the Partnership to maintain the community of interest among all Participants.  It is respectfully submitted that the protections provided in the sections of the 1940 Act from which exemptions have been requested are not necessary, appropriate, or consistent with the protection of investors provided by the 1940 Act in view of the substantial community of interest among all the parties and the fact that each Partnership is an “employees’ securities company” as defined in Section 2(a)(13) of the 1940 Act.

Pursuant to Rule 0-2 of the General Rules and Regulations under the Investment Company Act of 1940, the undersigned declares that the Application is signed on its behalf by an authorized officer of BlackRock, Inc. (“BlackRock”), pursuant to its By-Laws authorizing such an officer of BlackRock to execute and deliver any instrument in the name of and on behalf of BlackRock, subject to the control and direction of BlackRock’s Board of Directors.

BLACKROCK, INC.

By:	/s/ Howard B. Surloff
Name:	Howard B. Surloff
Title:	Managing Director &
General Counsel, U.S. Funds

Dated:  June 29, 2010

New York, New York

Pursuant to Rule 0-2 of the General Rules and Regulations under the Investment Company Act of 1940, the undersigned declares that the Application is signed on its behalf by an authorized officer of BlackRock Capital Management, Inc., the sole member of the general partner of  BlackRock Energy Opportunity (Employees) Fund, L.P. (“BlackRock Energy Fund”), pursuant to its Amended and Restated Limited Partnership Agreement authorizing the general partner of BlackRock Energy Fund to execute and deliver any instrument in the name of and on behalf of BlackRock Energy Fund.

BLACKROCK ENERGY OPPORTUNITY (EMPLOYEES) FUND, L.P.

By:	BlackRock Energy Opportunity Fund GP, LLC,
its general partner

By:	BlackRock Capital Management, Inc. it's sole member

By:	/s/ Howard B. Surloff
	Name:	Howard B. Surloff
	Title:	Managing Director

Dated:  June 29, 2010

New York, New York

Pursuant to Rule 0-2 of the General Rules and Regulations under the Investment Company Act of 1940, the undersigned declares that the Application is signed on its behalf by an authorized officer of BlackRock Capital Management, Inc., the sole member of BlackRock Energy Opportunity Fund GP, LLC (“BlackRock Energy Fund GP”), pursuant to its Amended and Restated Limited Liability Company Agreement authorizing such an officer to execute and deliver any instrument in the name of and on behalf of BlackRock Energy Fund GP.

BLACKROCK ENERGY OPPORTUNITY FUND GP, LLC

By:	BlackRock Capital Management, Inc. it's sole member

By:	/s/ Howard B. Surloff
	Name:	Howard B. Surloff
	Title:	Managing Director

Dated:  June 29. 2010

New York, New York

Pursuant to Rule 0-2 of the General Rules and Regulations under the Investment Company Act of 1940, the undersigned declares that the Application is signed on its behalf by an authorized officer of Portfolio Administration & Management Ltd., the general partner of the member manager of the general partner of Vesey Street Employee Fund IV, L.P. (“Vesey Street Fund”), pursuant to its Amended and Restated Limited Partnership Agreement authorizing the general partner of Vesey Street Fund to execute and deliver any instrument in the name of and on behalf of Vesey Street Fund.

VESEY STREET EMPLOYEE FUND IV, L.P.

By:	BlackRock DivPEP IV, LLC,
its general partner

By:	BlackRock Private Equity IV,
its member manager

By:	Portfolio Administration & Management Ltd.,
its general partner

By:	/s/ Dan Ronnen
	Name:	Dan Ronnen
	Title:	Authorized Person

Dated:  June 29, 2010

New York, New York

Pursuant to Rule 0-2 of the General Rules and Regulations under the Investment Company Act of 1940, the undersigned declares that the Application is signed on its behalf by an authorized officer of Portfolio Administration & Management Ltd., the general partner of the member manager of BlackRock DivPEP IV, LLC (“DivPEP IV”), pursuant to its Amended and Restated Limited Liability Company Agreement authorizing the member manager of DivPEP IV to execute and deliver any instrument in the name of and on behalf of DivPEP IV.

BLACKROCK DIVPEP IV, LLC

By:	BlackRock Private Equity IV,
its member manager

By:	Portfolio Administration & Management Ltd.,
its general partner

By:	/s/ Dan Ronnen
	Name:	Dan Ronnen
	Title:	Authorized Person

Dated:  June 29, 2010

New York, New York

Pursuant to Rule 0-2 of the General Rules and Regulations under the Investment Company Act of 1940, the undersigned declares that the Application is signed on its behalf by an authorized officer of BlackRock Capital Management, Inc. (“Capital Management”), pursuant to its By-Laws authorizing such an officer of Capital Management to execute and deliver any instrument in the name of and on behalf of Capital Management, subject to the control and direction of Capital Management’s Board of Directors.

BLACKROCK CAPITAL MANAGEMENT, INC.

By:	/s/ Howard B. Surloff
	Name:	Howard B. Surloff
	Title:	Managing Director

Dated:  June 29, 2010

New York, New York

Pursuant to Rule 0-2 of the General Rules and Regulations under the Investment Company Act of 1940, the undersigned declares that the Application is signed on its behalf by an authorized officer of BlackRock Investment Management, LLC. (“Investment Management”), pursuant to its Limited Liability Company Agreement authorizing such an officer of Investment Management to execute and deliver any instrument in the name of and on behalf of Investment Management.

BLACKROCK INVESTMENT MANAGEMENT, LLC

By:	/s/ Howard B. Surloff
	Name:	Howard B. Surloff
	Title:	Managing Director

Dated:  June 29, 2010

New York, New York

The undersigned states that s/he has duly executed the attached Amendment No. 1 to the Application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, for and on behalf of BLACKROCK, INC., that s/he is an authorized officer of BlackRock, Inc.; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that s/he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

By:	/s/ Howard B. Surloff
	Name:	Howard B. Surloff
	Title:	Managing Director
General Counsel, U.S. Funds

The undersigned states that s/he has duly executed the attached Amendment No. 1 to the Application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, for and on behalf of BLACKROCK ENERGY OPPORTUNITY (EMPLOYEES) FUND, L.P., that s/he is an authorized officer of the sole member of the general partner of BlackRock Energy Opportunity (Employees) Fund, L.P.; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that s/he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

By:	/s/ Howard B. Surloff
	Name:	Howard B. Surloff
	Title:	Managing Director

The undersigned states that s/he has duly executed the attached Amendment No. 1 to the Application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, for and on behalf of BLACKROCK ENERGY OPPORTUNITY FUND GP, LLC, that s/he is an authorized officer of the sole member of BlackRock Energy Opportunity Fund GP, LLC; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that s/he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

By:	/s/ Howard B. Surloff
	Name:	Howard B. Surloff
	Title:	Managing Director

The undersigned states that s/he has duly executed the attached Amendment No. 1 to the Application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, for and on behalf of VESEY STREET EMPLOYEE FUND IV, L.P., that s/he is an authorized officer of the general partner to the managing member of the general partner of Vesey Street Employee Fund IV, L.P.; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that s/he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

By:	/s/ Dan Ronnen
	Name:	Dan Ronnen
	Title:	Authorized Person

The undersigned states that s/he has duly executed the attached Amendment No. 1 to the Application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, for and on behalf of BLACKROCK DIVPEP IV, LLC, that s/he is an authorized officer of the general partner of the managing member of BlackRock DivPEP IV, LLC; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that s/he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

By:	/s/ Dan Ronnen
	Name:	Dan Ronnen
	Title:	Authorized Person

The undersigned states that s/he has duly executed the attached Amendment No. 1 to the Application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, for and on behalf of BLACKROCK CAPITAL MANAGEMENT, INC., that s/he is an authorized officer of Blackrock Capital Management, Inc.; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that s/he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

By:	/s/ Howard B. Surloff
	Name:	Howard B. Surloff
	Title:	Managing Director

The undersigned states that s/he has duly executed the attached Amendment No. 1 to the Application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, for and on behalf of BLACKROCK INVESTMENT MANAGEMENT, LLC, that s/he is an authorized officer of Blackrock Investment Management, LLC; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that s/he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

By:	/s/ Howard B. Surloff
	Name:	Howard B. Surloff
	Title:	Managing Director